                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF           APRIL, 2000
                 ---------------------------------

                  ROYAL CARIBBEAN CRUISES LTD.
                  ----------------------------------------

                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                  ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F           X            FORM 40-F
                                    -----                            -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                               NO                  X
                                    -----                             -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 ______

NEWS FROM
ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096
395/539-6573



                                   Contact:   Michael Sheehan (305) 539-6572 or
                                              Erin Williams (305) 539-6153

                                                          FOR IMMEDIATE RELEASE

              ROYAL CARIBBEAN REPORTS RECORD FIRST QUARTER RESULTS
              ----------------------------------------------------

MIAMI - April 24, 2000 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced record first quarter results today. Net income increased 17.0% to $105.5 million or $0.55 per share in the first quarter of 2000, compared to $90.2 million or $0.49 per share in the same quarter 1999.

Revenues were $707.8 million for the first quarter of 2000, compared to $610.0 million for the same quarter in 1999. This 16.0% increase in revenues was primarily due to a 15.3% increase in capacity, buoyed by the strong response to VOYAGER OF THE SEAS and the success of the Millennium New Year's cruises. Gross yields (gross revenue per available passenger cruise day) were up approximately 1%, while net yields were up significantly more. Occupancy for the quarter was 101.7% versus 102.1% in the prior year.

"We are pleased with our first quarter results, which reflect the benefits of our growth and of our acceptance in the travel market," said Richard D. Fain, Chairman and Chief Executive Officer. "Looking out, while we continue to see a very competitive pricing environment, we still expect that we will enjoy a year-over-year increase in our net yields for the full year. For the remainder of the year we expect net yields to be the same as the prior year or up slightly. While such yield improvements are less than earlier hoped, the fact that we are anticipating a yield increase in 2000, during a year of such high industry growth, testifies to the strong fundamentals of the business."

Fain further stated, "We are looking forward to the introduction of Celebrity Cruises' new class of ships beginning with MILLENNIUM next quarter. MILLENNIUM'S inaugural season will be in Europe followed by the Caribbean. She will continue our tradition of innovation with panoramic ocean-view glass elevators, penthouse suites with wrap-around verandas offering 180(Degree) ocean views and a digital music library, all of which are the first on any ship.

                                     more...

ROYAL CARIBBEAN REPORTS RECORD FIRST QUARTER RESULTS                   2,2,2,2

The Company has scheduled a conference call at 2 p.m. today to discuss its first quarter earnings. This call can be listened to, either live or on a delayed basis, on the Company's investor relations web site at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise company that operates two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet currently consists of 17 vessels, with 10 additional vessels under construction or on firm order. For additional information, visit these sites on the World Wide Web: WWW.ROYALCARIBBEAN.COM, WWW.CELEBRITYCRUISES.COM or WWW.RCLINVESTOR.COM.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

                                       ###


                                     more...

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)

                                                                   FIRST QUARTER ENDED
                                                                        MARCH 31,
                                                              -----------------------------
                                                                  2000            1999
                                                              ------------    -------------
REVENUES                                                      $    707,786    $     610,046
                                                              ------------    -------------

EXPENSES
  Operating                                                        403,179          366,613
  Marketing, selling and administrative                            108,415           87,814
  Depreciation and amortization                                     56,556           47,229
                                                              ------------    -------------
OPERATING INCOME                                                   568,150          501,656
                                                              ------------    -------------
                                                                   139,636          108,390
                                                              ------------    -------------
OTHER INCOME (EXPENSE)
  Interest income                                                    1,373              891
  Interest expense, net of capitalized interest                    (31,978)         (35,222)
  Other income (expense)                                            (3,503)          16,137
                                                              ------------    -------------
                                                                   (34,108)         (18,194)
                                                              ------------    -------------
NET INCOME                                                    $    105,528    $      90,196
                                                              ============    =============

BASIC EARNINGS PER SHARE
  Net income                                                  $       0.57    $        0.52
                                                              ============    =============
  Weighted average shares outstanding                          182,466,598      169,057,619
                                                              ============    =============

DILUTED EARNINGS PER SHARE
  Net income                                                  $       0.55    $        0.49
                                                              ============    =============

  Weighted average shares outstanding                          193,538,594      183,075,050
                                                              ============    =============

--------------------------------------------------------------------------------

                                   STATISTICS

                                                                      FIRST QUARTER
                                                              -----------------------------
                                                                  2000            1999
                                                              ------------    -------------
Occupancy as a percentage of total capacity                          101.7%           102.1%

Passenger Cruise Days                                            3,024,269        2,631,949

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ROYAL CARIBBEAN CRUISES LTD.
                                         ----------------------------
                                                (Registrant)

Date:    May 2, 2000                      By:   /s/ RICHARD J. GLASIER
                                            ---------------------------------
                                               Richard J. Glasier
                                               Executive Vice President
                                               and Chief Financial Officer